

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2016

Peter Anevski
Executive Vice President and Chief Financial Officer
WebMD Health Corp.
395 Hudson Street
New York, New York 10014

**Re:    WebMD Health Corp.**
**Form 8-K for quarter ended June 30, 2016**
**Filed August 8, 2016**
**File No. 001-35337**

Dear Mr. Anevski:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant